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Release

C$ unless otherwise stated TSX/NYSE/PSE: MFC     SEHK: 945
For Immediate Release
May 7, 2020

Manulife announces Subordinated Debenture issue
TORONTO - Manulife Financial Corporation (“MFC”) announced today that it intends to issue $1 billion principal amount of 2.237% fixed/floating subordinated debentures due May 12, 2030 (the “2030 Debentures”) and $1 billion principal amount of 2.818% fixed/floating subordinated debentures due May 13, 2035 (the “2035 Debentures” and together with the 2030 Debentures, the “Debentures”). MFC intends to file prospectus supplements to its existing base shelf prospectus in respect of these issues.

The 2030 Debentures will bear interest at a fixed rate of 2.237% until May 12, 2025 and thereafter at a rate of 1.49% over the three-month CDOR. The 2030 Debentures mature on May 12, 2030. The 2035 Debentures will bear interest at a fixed rate of 2.818% until May 13, 2030 and thereafter at a rate of 1.82% over the three-month CDOR. The 2035 Debentures mature on May 13, 2035.

Subject to prior regulatory approval, MFC may redeem the 2030 Debentures, in whole or in part, on or after May 12, 2025 at a redemption price equal to par and may redeem the 2035 Debentures, in whole or in part, on or after May 13, 2025 to, but excluding, May 13, 2030 at a redemption price equal to the greater of (i)the Canada Yield Price and (ii) par, and on or after May 13, 2030 at a redemption price equal to par, together in each case with accrued and unpaid interest to the date fixed for redemption. The Debentures will constitute subordinated indebtedness, ranking equally and rateably with all other subordinated indebtedness of MFC from time to time issued and outstanding (other than subordinated indebtedness which has been further subordinated in accordance with its terms).

The offering is being done on a best efforts agency basis by a syndicate co-led by RBC Capital Markets, Scotiabank Global Banking and Markets and TD Securities. The offering is expected to close on May 12, 2020.

MFC intends to use the net proceeds from the offering for general corporate purposes, including future refinancing requirements.

The Debentures have not been and will not be registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell or a solicitation to buy securities in the United States and any public offering of the securities in the United States must be made by means of a prospectus.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we operate as Manulife across our offices in Canada, Asia, and Europe, and primarily as John Hancock in the United States. We provide financial advice, insurance, and wealth and asset management solutions for individuals, groups and institutions. At the end of 2019, we had more than 35,000 employees, over 98,000 agents, and thousands of distribution partners, serving almost 30 million customers. As of March 31, 2020, we had $1.2 trillion (US$0.8 trillion) in assets under management and administration, and in the previous 12 months we made $30.4 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 155 years. We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Media Contact Odette Coleman Manulife 416-315-6343 Odette_coleman@manulife.com	Investor Relations Adrienne O’Neill Manulife 416-926-6997 adrienne_oneill@manulife.com